788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-356
November 29, 2017

Platinum Group Metals Ltd. Reports 2017 Annual Results

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – Platinum Group Metals Ltd. (TSX:PTM) (NYSE American:PLG) (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the year ended August 31, 2017 and provides recent highlights and outlook. For details of the audited consolidated financial statements (the “Financial Statements”), Management’s Discussion and Analysis, and Annual Information Form for the year ended August 31, 2017, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

The Company has refocussed its business on the large scale, bulk minable Waterberg Project in South Africa. The Waterberg Project was recently acknowledged with an investment of $30.0 million by Impala Platinum Holdings Ltd. (“Implats”) to buy a 15% stake in the project. During 2017 the Company undertook to exit conventional platinum mining by agreeing to sell its position in the Maseve Mine in a transaction valued at approximately $74.0 million, the proceeds of which will be used to repay a majority of the Company’s secured debt.

All amounts herein are reported in United States dollars unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On November 23, 2017, the Company executed definitive agreements to sell its rights and interests in Maseve Investments 11 (Pty) Ltd. (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million (the “Maseve Sale Transaction”)1. RBPlat is to first pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine. This first payment is conditional upon governmental approval and the satisfaction or waiver of certain conditions precedent.

Subject to further governmental approval, RBPlat is to next pay the Company’s wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”), $7.0 million in ordinary shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide Mineral Prospecting and Exploration Proprietary Limited, in proportion to their respective equity interests in Maseve, a further $5.0 million by issuance of ordinary shares of RBPlat to acquire 100% of the equity in Maseve. PTM’s proceeds from the Maseve Sale Transaction are to be used to repay the Company’s secured lenders, who were collectively owed approximately $89 million in principal and accrued interest at August 31, 2017.

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) closed a transaction to sell Implats 15% of the Waterberg Project for $30 million. Implats was also granted an option to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”)2. The Company received $17.2 million for its sale of an 8.6% project interest (the “Implats Proceeds”).

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1 For more details please refer to the Financial Statements, Management’s Discussion and Analysis, and Annual Information Form for the year ended August 31, 2017.

PLATINUM GROUP METALS LTD.	…2

On September 21, 2017, the Company completed the planned corporatization of the Waterberg Project by transfer of all Waterberg Project prospecting rights held by the Company on behalf of the joint venture into Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). Effective September 21, 2017 Waterberg JV Co. owned 100% of the prospecting rights comprising the entire Waterberg Project area and Waterberg JV Co. was owned 45.65% by PTM RSA, 28.35% by JOGMEC and 26% by Mnombo, giving the Company total direct and indirect ownership of 58.62% at that time.

On July 7, 2017 the Company announced it was taking steps to restructure mining operations at the Maseve Mine due to the slower than planned production ramp up. Restructuring work at Maseve was suspended in early September 2017 prior to the Maseve Sale Transaction.

On June 30, 2017 the Company issued and sold to certain institutional investors $20 million aggregate principal amount of convertible senior subordinated notes due 2022 (the “Notes”) pursuant to applicable U.S. and Canadian private placement exemptions. The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company, or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

On June 15, 2017 the Company reported that Definitive Feasibility Study (“DFS”) engineering work on the Waterberg Project was underway, including infill drilling, resource modelling, mine plan optimization and infrastructure engineering. The Company also reported that several holes drilled in late 2016 returned assays including the following intercepts:

  North Super F Zone Borehole WE097D3 returning 45.1 meters of 4.64 g/t 3PGE, including 16.6 meters of 7.28 g/t 3PGE;

  North Super F Zone Borehole WE096D0 returning 25.81 meters of 3.62 g/t 3PGE, including 6.15 meters of 4.89 3PGE; and

  T Zone Borehole WB211D2 returning 6.55 meters of 5.81 g/t 3PGE3.

The true width of the shallow dipping (30° to 35°) mineralized zones that were sampled are approximately 82% to 87% of the reported interval from the vertical intercept.

On April 26, 2017 the Company closed a public offering of 15,390,000 common shares at a price of $1.30 per share, for aggregate gross proceeds of $20,007,000.

On January 31, 2017 the Company closed a public offering of 19,693,750 common shares, including the full exercise of an over-allotment option granted to the underwriters, at a price of $1.46 per share, for aggregate gross proceeds of $28,752,875.

On November 1, 2016 the Company closed a public offering of 22,230,000 common shares at a price of $1.80 per share, for aggregate gross proceeds of approximately $40 million.

On October 19, 2016 the Company announced positive results from an independent pre-feasibility study on the Waterberg Project contained in a technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.

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2 For more details please refer to the Financial Statements, Management’s Discussion and Analysis, and Annual Information Form for the year ended August 31, 2017.

3 For more details please refer to the Company’s news release dated June 15, 2017 and titled “Platinum Group Metals Reports on Waterberg Definitive Feasibility Study Work”.

PLATINUM GROUP METALS LTD.	…3

Results For The Year Ended August 31, 2017

During the year ended August 31, 2017, the Company incurred a net loss of $590 million (August 31, 2016 – net loss of $36.7 million). General and administrative expenses during the year were $5.7 million (August 31, 2016 - $5.4 million), gains on foreign exchange were $4.6 million (August 31, 2016 – $1.7 million) while stock based compensation expense, a non-cash item, totalled $1.1 million (August 31, 2016 - $0.2 million). At August 31, 2017, the Company recognized an impairment charge against the carrying value of the Maseve Mine in the amount of $589 million (August 31, 2016 – $41.4) . Finance income consisting of interest earned and property rental fees in the year amounted to $1.1 million (August 31, 2016 - $0.1 million). Loss per share for the year amounted to $4.30 as compared to a loss of $0.26 per share for fiscal 2016.

Accounts receivable at August 31, 2017 totalled $2.1 million while accounts payable and accrued liabilities amounted to $16.4 million. Accounts receivable were comprised of amounts receivable on sale of concentrate, value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract development and mining fees, severance and closure costs, drilling expenses, engineering fees, accrued professional fees and regular trade payables.

Total expenditures by the Company for development, construction, equipment and other costs for the Maseve Mine during the year totaled approximately $136 million. Initial proceeds from Maseve Mine concentrate sales before commercial production were treated as a reduction in project capital cost, with $9.3 million being recognized in the year ended August 31, 2017. Production at the Maseve Mine fell behind schedule during the year due to challenges related to the ramp up of stoping tonnes, resulting in a loss of planned revenue from operations. The Company announced a restructuring plan for Maseve on July 7, 2017. Restructuring work at Maseve was suspended in early September 2017 prior to the sale of Maseve.

Total expenditures on the Waterberg Project for the year were approximately $5.6 million, all of which was funded by joint venture partner JOGMEC.

For more information on mineral properties, see Notes 5 to 7 of the Financial Statements.

Outlook

The Company’s key business objectives are to advance the Waterberg Project and repay its secured lenders. In the near term, the Company’s liquidity will be constrained until the Maseve Sale Transaction is complete and financing has been obtained to repay and discharge remaining amounts due to the Company’s secured lenders and for working capital purposes. Amounts due to the lenders after the Maseve Sale Transaction total approximately $104.0 million, including a termination fee for the Maseve Mine production payment obligation in the amount of $15.0 million, if paid by March 31, 2018. All of the approximately $74.0 million in proceeds from the Maseve Sale Transaction are to be applied to the Company’s secured debt. As part of re-structuring arrangements agreed with the secured lenders the Company must raise $20.0 million in subordinated debt and/or equity within 30 days of the first lien loan facility of approximately $40 million being repaid from the proceeds of the Maseve Sale Transaction, and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018.

The Company has set aside an amount of $5.0 million from the Implats Proceeds toward its share of DFS costs, including drilling in progress. Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS and a construction decision for a total cost of approximately $10.0 million, paid pro-rata by Waterberg JV Co. shareholders. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Technical teams from all of the partners, including Implats, and independent engineers are involved in the technical planning and oversight of the DFS. Waterberg JV Co. plans to file a mining right application during 2018.

PLATINUM GROUP METALS LTD.	…4

The Waterberg Project has the potential to be a low-cost platinum and palladium producer based on a fully mechanized mine plan. The deposit is dominated by palladium. The price of palladium has approximately doubled since late 2015 due to its primary use in catalytic converters for automobiles.

The Company also advises that its Financial Statements for the fiscal year ended August 31, 2017, included in the Company's Form 6-K, contain an audit report from its independent registered public accounting firm that includes a going concern emphasis of matter. The foregoing statement is required by Section 610(b) of the NYSE American Company Guide.

The Company continues to assess corporate and asset level strategic alternatives with advisors BMO Nesbitt Burns Inc. and Macquarie Capital Markets Canada Ltd.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. Platinum Group is partnered at Waterberg with JOGMEC, Implats and Mnombo, an empowerment partner. Platinum Group is the operator of the Waterberg Project, a bulk minable underground deposit in northern South Africa. Implats recently made a strategic investment in the Waterberg Project.

“Frank R. Hallam”

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of the Maseve Sale Transaction as described herein; the Company’s intended use of proceeds derived from the Maseve Sale Transaction; the Company’s plans following the Maseve Sale Transaction; the completion of the DFS for, and other developments related to, the Waterberg Project; repayment of, and compliance with the terms of, indebtedness; the Company’s liquidity, working capital and requirements to raise additional funds; the Waterberg Project’s potential to be a low-cost platinum and palladium producer; the Company’s ability to continue as a going concern; and the Company’s assessment of corporate and asset level strategic alternatives. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain required government approvals, satisfy other closing conditions and consummate the Maseve Sale Transaction; potential delays in the foregoing; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s most recent annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

PLATINUM GROUP METALS LTD.	…5

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.